      ====================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1999

                        Commission File Number 001-04601

                                _______________

                        PRODUCTION OPERATORS THRIFT PLAN
                            (Full title of the plan)

                                _______________


                              SCHLUMBERGER LIMITED
          (Name of issuer of the securities held pursuant to the plan)

   42, RUE SAINT-DOMINIQUE          277 PARK AVENUE                   PARKSTRAAT 83
     PARIS, FRANCE 75077        NEW YORK, NY 10172-2066     THE HAGUE, THE NETHERLANDS 2514 JG
       (33-1) 4062-1000              (212) 350-9400                  (31-70) 310-5447
           (Addresses, including zip codes, and telephone numbers,
        including area codes, of issuer's principal executive offices)


      ====================================================================

                        PRODUCTION OPERATORS THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              ____________________


                              FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
     Independent Auditors' Report.....................................      1

     Statements of Net Assets Available for Benefits,
          December 31, 1999 and 1998..................................      2

     Statement of Changes in Net Assets Available for Benefits with
          Fund Information, Year Ended December 31, 1999..............      3

     Notes to Financial Statements....................................      5

                              ____________________


                             SUPPLEMENTAL SCHEDULES

     Schedule of Assets Held for Investment Purposes at End of Year,
          December 31, 1999...........................................     11

     Schedule of Reportable Transactions,
          Year Ended December 31, 1999................................     12

     All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.
                              ____________________


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                              PRODUCTION OPERATORS THRIFT PLAN


                              BY     /s/ J. CHRISTOPHER HOLLAND
                                ------------------------------------
                                      J. Christopher Holland
                                   Secretary, Administrative Committee

Date:  June 20, 2000

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Production Operators Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Production Operators Thrift Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Production Operators Thrift Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 20, 2000

                        PRODUCTION OPERATORS THRIFT PLAN
                Statements of Net Assets Available for Benefits
                                  December 31



                                                                      1999                          1998
                                                              ------------------            ------------------
                         Assets
Investments:
At fair value -
    Registered investment company shares:
      AXP International Fund                                  $          287,382            $           27,198
      AXP New Dimensions Fund                                          8,117,971                     5,831,555
      AXP Mutual Fund                                                  3,435,690                     3,251,966
      AXP Federal Income Fund                                            766,242                       559,757
      AIM Constellation Fund                                           1,250,901                       798,965
    Schlumberger Stock Fund                                           30,041,461                        55,525
    Participant notes receivable                                       1,751,612                     1,114,147
                                                              ------------------            ------------------
                                                                      45,651,259                    11,639,113
                                                              ------------------            ------------------
  At contract value -
      AET Equity Index Fund I                                         11,481,125                     9,956,645
      AET Income Fund II                                               6,217,835                     5,107,977
                                                              ------------------            ------------------
                                                                      17,698,960                    15,064,622
                                                              ------------------            ------------------
      Total investments                                               63,350,219                    26,703,735

Other assets                                                                   -                             -
                                                              ------------------            ------------------
      Total assets                                                    63,350,219                    26,703,735

                       Liabilities
Total liabilities                                                              -                             -
                                                              ------------------            ------------------
      Net assets available for benefits                       $       63,350,219            $       26,703,735
                                                              ==================            ==================

                     The accompanying notes are an integral
                      part of these financial statements.

                        PRODUCTION OPERATORS THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1999



                                                    AXP             AXP New            AXP               AXP                AIM
                                               International       Dimensions         Mutual           Federal         Constellation
                                                   Fund               Fund             Fund          Income Fund           Fund
                                            ----------------    -------------    ------------     --------------    ----------------

Additions
Additions to net assets attributed to:
Investment income
  Net appreciation/(depreciation) in
   fair value of investments                $         17,687    $   1,474,732    $    (65,956)    $      (37,980)   $        305,789
  Interest                                                 -                -               -                  -                   -
  Dividends                                           49,837          453,959         309,264             45,686              93,121
                                            ----------------    -------------    ------------     --------------    ----------------
                                                      67,524        1,928,691         243,308              7,706             398,910
                                            ----------------    -------------    ------------     --------------    ----------------
 Contributions
  Participants'                                       20,320          324,635         167,556             31,271              98,004
  Employer's                                           4,683           93,657          49,960             10,771              22,657
                                            ----------------    -------------    ------------     --------------    ----------------
                                                      25,003          418,292         217,516             42,042             120,661
                                            ----------------    -------------    ------------     --------------    ----------------
     Total additions                                  92,527        2,346,983         460,824             49,748             519,571
                                            ----------------    -------------    ------------     --------------    ----------------
Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                         3,782          409,980         304,515             12,802             131,586
 Administrative expenses                                  39              594             277                 59                 150
                                            ----------------    -------------    ------------     --------------    ----------------
     Total deductions                                  3,821          410,574         304,792             12,861             131,736
                                            ----------------    -------------    ------------     --------------    ----------------
Net increase/(decrease) prior to transfers            88,706        1,936,409         156,032             36,887             387,835

Transfer of assets from Production
    Operators, Inc. ESOP (Note 5)                          -                -               -                  -                   -

Transfers from affiliate's plan                            -           73,899          37,484              3,555                   -

Interfund transfers                                  171,478          276,108          (9,792)           166,043              64,101
                                            ----------------    -------------    ------------     --------------    ----------------
Net increase                                         260,184        2,286,416         183,724            206,485             451,936

Net assets available for benefits:
 Beginning of year                                    27,198        5,831,555       3,251,966            559,757             798,965
                                            ----------------    -------------    ------------     --------------    ----------------
 End of year                                $        287,382    $   8,117,971    $  3,435,690     $      766,242    $      1,250,901
                                            ================    =============    ============     ==============    ================

                     The accompanying notes are an integral
                      part of these financial statements.

                        PRODUCTION OPERATORS THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1999


                                                    AET              AET
                                               Equity Index         Income        Schlumberger        Participant
                                                  Fund I           Fund II         Stock Fund            Notes           Total
                                            ---------------    ------------    ---------------     --------------   -------------
Additions
Additions to net assets attributed to:
Investment income
  Net appreciation/(depreciation) in
   fair value of investments                $     2,028,853    $    307,023    $     8,163,503     $            -   $  12,193,651
  Interest                                                -               -                  -            134,286         134,286
  Dividends                                               -               -            198,703                  -       1,150,570
                                            ---------------    ------------    ---------------     --------------   -------------
                                                  2,028,853         307,023          8,362,206            134,286      13,478,507
                                            ---------------    ------------    ---------------     --------------   -------------
 Contributions
  Participants'                                     450,457         204,278             32,985                  -       1,329,506
  Employer's                                        119,232          65,628            236,805                  -         603,393
                                            ---------------    ------------    ---------------     --------------   -------------
                                                    569,689         269,906            269,790                  -       1,932,899
                                            ---------------    ------------    ---------------     --------------   -------------
     Total additions                              2,598,542         576,929          8,631,996            134,286      15,411,406
                                            ---------------    ------------    ---------------     --------------   -------------
Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                      635,353         825,569          3,492,290            266,855       6,082,732
 Administrative expenses                                745             508              3,143                  -           5,515
                                            ---------------    ------------    ---------------     --------------   -------------
     Total deductions                               636,098         826,077          3,495,433            266,855       6,088,247
                                            ---------------    ------------    ---------------     --------------   -------------
Net increase/(decrease) prior to transfers        1,962,444        (249,148)         5,136,563           (132,569)      9,323,159
Transfer of assets from Production
    Operators, Inc. ESOP (Note 5)                         -               -         27,158,653                  -      27,158,653
Transfers from affiliate's plan                      37,590           2,072              5,182              4,890         164,672
Interfund transfers                                (475,554)      1,356,934         (2,314,462)           765,144               -
                                            ---------------    ------------    ---------------     --------------   -------------
Net increase                                      1,524,480       1,109,858         29,985,936            637,465      36,646,484
Net assets available for benefits:
 Beginning of year                                9,956,645       5,107,977             55,525          1,114,147      26,703,735
                                            ---------------    ------------    ---------------     --------------   -------------
 End of year                                $    11,481,125    $  6,217,835    $    30,041,461     $    1,751,612   $  63,350,219
                                            ===============    ============    ===============     ==============   =============

                     The accompanying notes are an integral
                      part of these financial statements.

                        PRODUCTION OPERATORS THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1999


NOTE 1 - DESCRIPTION OF THE PLAN

The Production Operators Thrift Plan (the "Plan"), a defined contribution plan, was established on July 1, 1974. It covers substantially all domestic employees and certain employees in foreign service of Production Operators, Inc. (the "Company"). The Company is a first tier subsidiary of Production Operators Corp., a second tier subsidiary of Camco International Inc. ("Camco"), a third tier subsidiary of Schlumberger Technology Corporation ("STC") and a fourth tier subsidiary of Schlumberger Limited ("Schlumberger"). Schlumberger maintains the Schlumberger Well Services Savings and Profit Sharing Plan (the "SWS Plan") that is a defined contribution plan similar to the Plan and expects to merge the Plan into the SWS Plan before the end of 2001. Nevertheless, the Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of no less than three members appointed by the board of directors of the Company. The board of directors has appointed two employees of Schlumberger as Trustees for the Plan. American Express Trust Company ("American Express") is asset custodian and record keeper for the Plan.

Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.

Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year. Participants' accounts also include frozen after-tax contributions made by participants to the Production Operators, Inc. Profit Sharing Plan, that was merged into the Plan on October 1, 1996.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. The Company has paid all administrative expenses in excess of these fees.

Withdrawals

All after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Equity Index Fund I and American Express Trust Income Fund II are collective trusts stated at contract value. Units of the Schlumberger Stock Fund, invested primarily in common stock of Schlumberger, but also in cash or cash equivalents to provide liquidity, are valued using quoted market prices for the common stock.

NOTE 3 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1999, is shown parenthetically.

     AXP International Fund (34 participants)

          A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

     AXP New Dimensions Fund (224 participants)

          A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

     AXP Mutual Fund (164 participants)

          A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

     AXP Federal Income Fund (41 participants)

          An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U.S. government and government agency securities.

     AIM Constellation Fund (86 participants)

          A growth fund for aggressive investors whose objective is capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     American Express Trust Equity Index Fund I (250 participants)

          A growth fund for aggressive investors whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Index that employs a passive portfolio structuring and stock selecting strategy by investing primarily in common stocks of the S&P 500 Index.

     American Express Trust Income Fund II (156 participants)

          A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

     Schlumberger Stock Fund (377 participants)

          A stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Schlumberger common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund. See Note 5.

NOTE 4 - REGULATORY STATUS OF THE PLAN

Shortly after the 1997 merger of the Company into Camco, the Plan was extensively reviewed incident to an internal audit of all the Company's employee benefit plans. As a result, a determination was made that the Production Operators, Inc. Profit Sharing Plan (Note 1) should have been terminated as of September 30, 1989, and the account balances of all participants should have become 100% vested at that time. The Profit Sharing Plan was not terminated until September 30, 1996, at which time, remaining participant account balances were merged into the Plan. Thus, potential operational defects of the Profit Sharing Plan have been brought forward into the Plan.

The Plan Administrator and the Plan's tax counsel believe that all Profit Sharing Plan participants who terminated employment after September 30, 1989, and suffered a forfeiture of a portion of their account balance due to incomplete vesting are entitled to payment of the amounts so forfeited. The Company is seeking relief for the Plan under the IRS's Walk-in Closing Agreement Program. The Plan Administrator and the Plan's tax counsel believe that the Company will be able to obtain an agreement with the IRS incorporating the steps necessary to correct the defects described above, to include payment by the Company of the amounts forfeited, which total approximately $125,000, along with earnings on the forfeited amounts imputed from the date of forfeiture. Because the required payments will be made by the Company through funds obtained from Schlumberger, the Plan Administrator believes there will be no effect on the Plan Financial Statements.

In a determination letter dated March 12, 1996, the Internal Revenue Service (the "IRS") stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

The Plan was amended and restated effective July 1, 1998, to become the mirror image of two other defined contribution plans sponsored by Camco. These other plans received favorable determination letters from the IRS dated February 12 and February 19, 1998. Although a separate request for an IRS redetermination for the Plan has not been made, the Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the

Code. They believe, therefore, subject to obtaining the agreement with the IRS noted in the paragraph above, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the Employee Retirement Income Security Act of 1974, as amended.

NOTE 5 - PLAN MERGER

The Company has been the plan sponsor of the Production Operators Employee Stock Ownership Plan (the "ESOP"). Based on a careful study and analysis of the ESOP following the merger of the Company into Camco, the Company determined that the ESOP did not integrate well with plans sponsored by Camco. Accordingly, on February 23, 1999, the ESOP was merged into the Plan, retroactively effective to September 30, 1998, by transferring 561,419 shares of Schlumberger common shares from the ESOP's custodian to American Express.

As part of the plan merger, Camco made a special contribution in February 1999 of $229,510 to purchase 4,634 Schlumberger common shares. With the permission of the IRS obtained through the Voluntary Compliance Resolution program, this special contribution was made to remedy operational defects of the ESOP that occurred prior to the Company's merger with Camco. Each ESOP participant's share of the ESOP, including their share of the special contribution, was credited to their Plan accounts and invested in the Schlumberger Stock Fund.
The Plan's 25% limit on investments in the Schlumberger Stock Fund was waived by the Plan's administrative committee for the ESOP transfers.

NOTE 6 - SUBSEQUENT EVENTS

Pursuant to Schlumberger's intent to merge the Plan into the SWS Plan, the board of directors adopted resolutions effective January 1, 2000, to conform significant provisions of the Plan to the SWS Plan. The resolutions (i) prohibit further after-tax contributions, (ii) prohibit further investments in the Schlumberger Stock Fund on and after March 1, 2000, (iii) provide for separate profit sharing, basic matching and supplemental matching contributions to different employee groups under the Plan and allocations within those groups,
(iv) limit Plan loans to one loan outstanding at a time for any participant, with exceptions for Plan loans outstanding on December 31, 1999, (v) prohibit special compensation deferral arrangements, and (vi) conform the substance of the following Plan provisions to the SWS Plan: (a) the definition of compensation on which employee deferral and employer contributions are based,
(b) the percentage limit a highly compensated employee may contribute to the Plan on a pre-tax basis, (c) the eligibility for, amount of and allocation of employee contributions, basic matching contributions, supplemental matching contributions and profit sharing contributions, (d) the percentage vesting schedule (for employees hired on and after January 1, 2000), (e) the minimum required distribution provisions, (f) the provisions for the automatic cash-out of small benefits, (g) the administrations provisions and claims/appeal provisions and (h) the normal retirement age provisions.

On December 31, 1999, Schlumberger announced the completion of the spin-off of its offshore contract drilling business, Sedco Forex, to its stockholders and the subsequent merger of Sedco Forex and Transocean Offshore Inc., which changed its name to Transocean Sedco Forex Inc. ("Transocean") following the merger. In the spin-off, Schlumberger stockholders received one share of Sedco Forex for each share of Schlumberger owned on the record date of December 20, 1999. In the merger, each Sedco Forex share was exchanged for 0.1936 ordinary share of Transocean. Stockholders received cash for fractional shares. In early 2000, the Transocean Stock Fund was established to hold the Transocean shares that the Schlumberger Stock Fund received from the spin-off and merger. Participants who held investments in the Schlumberger Stock Fund were apportioned units of the Transocean Stock Fund in the ratio of the number of units of the Schlumberger Stock Fund they held to the total number of units in the Schlumberger Stock Fund. As with the Schlumberger Stock Fund, further investments in the Transocean Stock Fund have been prohibited.

                              Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes At End of Year
                        Production Operators Thrift Plan
                           EIN:  74-1622039; P/N 002
                               December 31, 1999


                                                               (c)
                                                    Description of investment
                         (b)                        including maturity date,
                 Identity of issue,                     rate of interest,                                             (e)
                borrower, lessor, or                   collateral, par or                    (d)                    Current
(a)                 similar party                        maturity value                      Cost                    value
---     ---------------------------------      -------------------------------       ----------------        -----------------

           Participant loans                      8.75% - 10.00% interest            $              -        $       1,751,612

                                                  Employer common stock
           Schlumberger Stock Fund                      1,394,747 units                    23,068,089               30,041,461

                                                  Common/collective trusts:
           AET Equity Index Fund I                       272,336 shares                     9,109,047               11,481,125

           AET Income Fund II                            318,667 shares                     5,906,471                6,217,835

                                                  Registered investment
                                                  companies:
           AXP International Fund                        20,210 shares                        279,836                  287,382

           AXP New Dimensions Fund                       226,696 shares                     6,622,699                8,117,971

           AXP Mutual Fund                               270,740 shares                     3,759,068                3,435,690

           AXP Federal Income Fund                       160,975 shares                       803,899                  766,242

           AIM Constellation Fund                        30,879 shares                        957,280                1,250,901
                                                                                     ----------------        -----------------
                                                                                     $     50,506,389        $      63,350,219
                                                                                     ================        =================

                              Schedule H, Line 4j
                      Schedule of Reportable Transactions
                        Production Operators Thrift Plan
                           EIN:  74-1622039; P/N 002
                      For the Year Ended December 31, 1999


           (a)                                                                (c)                    (d)                 (i)
       Identity of                           (b)                           Purchase                Selling            Net gain
      party involved                 Description of asset                    price                  price             or (loss)
--------------------------     ----------------------------           ---------------        ---------------     ---------------
                                  Employer common stock
Schlumberger Stock Fund           41 purchases,   104 sales         $      27,988,654        $     5,888,544     $     1,131,835

                                  Common/collective trusts:
AET Equity Index Fund I           79 purchases,    85 sales                 2,284,540              2,788,913             409,868

AET Income Fund II                69 purchases,    70 sales                 3,411,474              2,608,640             136,504

                                  Registered investment
                                  companies:
AXP International Fund            59 purchases,    19 sales                   319,490                 76,992              11,585

AXP New Dimensions Fund           83 purchases,    77 sales                 1,907,553              1,095,869             124,833

AXP Mutual Fund                   66 purchases,    69 sales                 1,015,357                765,676             (46,336)

AXP Federal Income Fund           90 purchases,    29 sales                   430,569                186,104              (5,750)

AIM Constellation Fund            60 purchases,    35 sales                   341,040                194,892              32,611
                                                                      ---------------        ---------------     ---------------
                                                                      $    37,698,677        $    13,605,630     $     1,795,150
                                                                      ===============        ===============     ===============

                                 EXHIBIT INDEX

Exhibit
  No.                       Description
-------                     -----------
  23      --Consent of Larkin, Ervin & Shirley, L.L.P.